
April 21, 2022

Joachim Haas
Chief Executive Officer, President and Director
EnergieInvesting.com Inc.
2210 Front Street, Unit 206
Melbourne, Florida 32901

> **Re: EnergieInvesting.com Inc.**
> **Registration Statement on Form S-1**
> **Filed April 5, 2022**
> **File No. 333-264132**

Dear Mr. Haas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2022 letter

<u>Registration Statement on Form S-1</u>

<u>Cover Page</u>

1.	We note your revised disclosure in response to prior comment 1 that Nowea Energy Inc. is a related party through common directors. Please revise to disclose that your Chief Executive Officer and director, Joachim Haas is also the Chief Executive Officer and director of Nowea Energy Inc. and exercises direct control over its investment decisions.

<u>Legal Proceedings, page 39</u>

2.	We note your revised disclosure in response to prior comment 2 on page 52 that the litigation relating to the quiet title action you filed in March 2021 has concluded in your favor. Please revise your disclosure throughout the filing accordingly.

<u>Management, page 40</u>

3.   We note your revised disclosure in response to prior comment 5 that in 2017, Mr. Haas served as director and then in 2018, he also served as President and Chief Executive Officer of Nowea Energy, Inc. Please revise to clarify that Mr. Haas is presently the Chief Executive Officer and director of Nowea Energy, Inc.

<u>Exhibits</u>

4.   We note your disclosure on page 43 that on March 2, 2022, you received a related party loan from Nexus Network FZCO for a total of $30,801. Please file a copy of the agreement for this loan as an exhibit to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Steve Lo, Staff Accountant, at 202-551-3394 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at 202-551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner. Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Andrew Easler, Esq.